Exhibit (a)(1)(X)

Spectrum Pharmaceuticals and Allos Therapeutics Announce

Expiration of Offering Period and Final Completion of Tender Offer for

Shares of Allos Therapeutics

HENDERSON, Nev. and WESTMINSTER, Colo. – Tuesday, September 4, 2012 – Spectrum Pharmaceuticals, Inc. (NasdaqGS: SPPI) (Spectrum) and Allos Therapeutics, Inc. (NasdaqGS: ALTH) (Allos) today announced that the offer period in connection with Spectrum’s tender offer to purchase all of the outstanding shares of common stock of Allos for $1.82 per share in cash, without interest and less any applicable withholding taxes, expired at 5:00 p.m., Eastern time, on September 4, 2012.

Based on information provided by the depository for the tender offer, a total of 96,259,850 Shares were validly tendered and not withdrawn at the Expiration (including 2,368,421 shares tendered pursuant to the guaranteed delivery procedures set forth in the Offer to Purchase), representing approximately 89.98% of the outstanding shares of Allos common stock (or approximately 87.77% of such outstanding shares if none of the shares tendered pursuant to the guaranteed delivery procedures are actually delivered). Pursuant to the terms of the tender offer, Spectrum has accepted for payment all shares validly tendered and not validly withdrawn during the offering period, and the consideration for all such shares will promptly be paid.

Pursuant to the terms of the previously announced Agreement and Plan of Merger, dated as of April 4, 2012, among Spectrum, Allos and Sapphire Acquisition Sub, Inc., Spectrum exercised its right to purchase shares directly from Allos in an amount sufficient to enable Spectrum to acquire the remaining outstanding shares of Allos through a “short-form” merger under applicable Delaware law of Sapphire Acquisition Sub, Inc., a wholly owned subsidiary of Spectrum, with and into Allos with Allos surviving the merger and continuing as a subsidiary of Spectrum.

Spectrum intends to complete the short-form merger and acquire 100% of the common stock of Allos tomorrow. Upon completion of the merger, all outstanding shares of common stock of Allos, other than shares held by Spectrum, Sapphire Acquisition Sub, Inc., Allos or its subsidiaries or shares held by Allos’ stockholders who have and validly exercise appraisal rights under Delaware law, will be canceled and converted into the right to receive a cash payment in an amount equal to the same offer price per share of $1.82 in cash, without interest and less any applicable withholding taxes, that was paid in the offer. Computershare, acting as the paying agent for the merger, will mail to the remaining former stockholders of Allos materials necessary to exchange their Allos shares for such payment. September 5, 2012 will be the last day shares of Allos common stock trade on the NASDAQ Global Select Market.

About Spectrum Pharmaceuticals, Inc.

Spectrum Pharmaceuticals, a biotechnology company with a primary focus in oncology and hematology, currently markets two oncology drugs, FUSILEV® (levoleucovorin) for Injection and ZEVALIN® (ibritumomab tiuxetan) Injection for intravenous use. In addition, Spectrum has two drugs, belinostat and apaziquone, in late stage development and a diversified pipeline of novel drug candidates in earlier stages of development. The Company’s strategy is comprised of acquiring, developing and commercializing a broad and diverse pipeline of late-stage clinical and commercial drug products. The Company has aggressive business development and commercial operation teams that support a robust drug development program encompassing clinical development, medical research, regulatory affairs, biostatistics and data management. The Company also leverages the expertise of its worldwide partners to assist in the execution of its strategy. For more information, please visit the Company’s website at www.sppirx.com.

About Allos Therapeutics, Inc.

Allos Therapeutics is a biopharmaceutical company committed to the development and commercialization of innovative anti-cancer therapeutics. Allos is currently focused on the development and commercialization of FOLOTYN® (pralatrexate injection), a folate analog metabolic inhibitor. FOLOTYN is approved in the U.S. for the treatment of patients with relapsed or refractory peripheral T-cell lymphoma (PTCL). This indication is based on overall response rate. Clinical benefit such as improvement in progression free survival or overall survival has not been demonstrated. Allos is also developing FOLOTYN in other hematologic malignancies and solid tumors. Allos is headquartered in Westminster, Colorado. For more information, please visit Allos’ website at www.allos.com.

This press release may contain forward-looking statements regarding future events of Spectrum Pharmaceuticals and Allos Therapeutics that involve risks and uncertainties that could cause actual results to differ materially. These statements are based on management’s current beliefs and expectations. Such forward-looking statements include the success and strategic fit of the proposed combination of Spectrum Pharmaceuticals and Allos Therapeutics. The forward-looking statements contained in this document are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. These risks and uncertainties include, but are not limited to, risks and uncertainties are discussed in documents filed with the U.S. Securities and Exchange Commission by Allos Therapeutics, including the solicitation/recommendation statement, as well as the tender offer statement (including an offer to purchase, letter of transmittal, and related tender offer documents) that have been filed by Spectrum Pharmaceuticals and Sapphire Acquisition Sub, Inc.

Spectrum Pharmaceuticals and Allos Therapeutics do not plan to update any such forward-looking statements and expressly disclaim any duty to update the information contained in this press release except as required by law.

Contacts:

Spectrum Pharmaceuticals

Shiv Kapoor

Vice President, Strategic Planning & Investor Relations

702-835-6300

Allos Therapeutics

Monique Greer

Vice President, Corporate Communications & Investor Relations

720-540-5268

Sources: Spectrum Pharmaceuticals and Allos Therapeutics